Exhibit 99.1

PRESS RELEASE

Affimed Reports 2023 Financial Results and Operational Progress

•

AFM24 combination with atezolizumab (AFM24-102): Follow-up of the Phase 1/2a combination study confirmed four responses in the non-small cell cancer (NSCLC) EGFR-wildtype cohort: one complete response (CR), three partial responses (PR), and seven stable disease patients in the 15 heavily pretreated patients who were evaluated.

Mature progression free survival (PFS) data from the 15 EGFR-wildtype NSCLC patients and initial efficacy data from the EGFR-mutant NSCLC cohorts are expected in Q2 2024.

•	Acimtamig (AFM13) combination with AlloNK® (AB-101) natural killer (NK) cells (LuminICE-203): Company on track to report initial efficacy and safety data in Q2 2024.

•	AFM28: Currently enrolling patients in the sixth and final cohort of the Phase 1 dose-escalation study in patients with CD123-positive relapsed/refractory (r/r) AML.

•	Restructuring completed: Company is focused on advancing its three clinical programs.

•	Cash runway into H2 2025: As of December 31, 2023, cash, cash equivalents and investments were €72.0 million.

Mannheim, Germany, March 28, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the year ended December 31, 2023.

“The clinical achievements in 2023 with our three programs, AFM24, acimtamig, and AFM28, provide a strong foundation for us to deliver on meaningful clinical milestones across the portfolio in 2024 and beyond,” said Dr. Andreas Harstrick, Chief Medical Officer and interim Chief Executive Officer at Affimed. “We have seen compelling responses in treatment refractory NSCLC EGFR-wt patients and will report mature PFS data of these patients as well as response data from the NSCLC EGFR-mut cohort in the second quarter. With the LuminICE-203 study of acimtamig with AlloNK successfully launched in 2023, we are progressing toward an initial data update in the second quarter. The long-term follow-up data for study for the AFM13-104, presented at ASH, demonstrating that approximately 30% of patients remain in remission beyond 1 year, have further enhanced our confidence in the therapeutic potential of acimtamig in combination with NK cells. Finally, AFM28 has reached the final dose level in the escalation study providing the basis for continued development. With all three clinical programs moving forward, we are focused on the execution of these programs confident in Affimed’s ability to fulfill our overarching mission of delivering innovative therapies to cancer patients.”

Program Updates

AFM24 (EGFR/CD16A tumors)

•

As of January 4, clinical response update to the Phase 1/2a AFM24-102 trial in EGFR-wt NSCLC reported 4 confirmed responses, including 1 CR, 3 PRs, and 7 stable diseases in 15 heavily pre-treated patients, resulting in a disease control rate of 73 percent. All patients were pre-treated with platinum-based chemotherapy and checkpoint inhibitors PD [L]-1. Based on the promising results, Affimed expanded enrollment in this cohort to 40 patients.

In addition, the company continues to enroll in the EGFR-mut NSCLC cohort for a planned number of 25 patients.

Mature PFS data from the first 15 patients from the EGFR-wt cohort and response data from the EGFR-mut cohort are expected in Q2 2024.

Acimtamig (AFM13; CD30/CD16A tumors)

•

Initial safety and efficacy data from the LuminICE-203 (AFM13-203) study expected in Q2 2024. LuminICE-203 is a Phase 2 clinical study investigating acimtamig in combination with Artiva’s AlloNK cells in patients with r/r classical Hodgkin lymphoma (HL). Safety Review Committee meeting and initiation of enrollment in cohorts 3 and 4 is expected mid-April.

•

Updated Phase 1/2 AFM13-104 study data demonstrated an ORR of 97% and a CR rate of 78% in 32 patients with r/r HL, presented at ASH 2023. As of the cutoff date, the median EFS was 9.8 months with 84% patients alive at 12 months. The median duration of response was 8.8 months. The treatment regimen continues to demonstrate a good safety and tolerability profile with no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS) or graft versus host disease (GVHD) of any grade. The oral presentation included a total of 42 patients enrolled, with 36 patients treated at the recommended Phase 2 dose (RP2D). All patients were heavily pretreated and refractory to their most recent line of therapy with active progressive disease at the time of enrollment.

AFM28 (CD123/CD16A)

•

Completed enrollment of the fifth cohort, recruiting patients in the sixth and final cohort in the multi-center Phase 1 open-label, dose-escalation study (AFM28-101), of AFM28 monotherapy in CD123-positive r/r AML. No dose-limiting toxicities were reported. Further clinical development of AFM28 is planned in combination with an allogeneic off-the-shelf NK cell product.

Corporate Restructuring:

•	The corporate restructuring announced earlier this year has been fully implemented.

•	The restructuring included a streamlining of operations resulting in a 50% reduction in the Company’s workforce.

•	The Company is focusing resources on advancing its clinical programs, AFM24, acimtamig, and AFM28, through the various stages of development.

Upcoming Milestones:

•	Data from the NSCLC expansion cohorts in the Phase 1/2a AFM24+atezolizumab combination study expected in Q2 2024.

•	Initial data readout from the LuminICE-203 (AFM13 combination with AlloNK NK cells) study expected in Q2 2024.

•	Further progress updates from AFM28-101 dose escalation expected in Q2 2024.

Full Year 2023 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of December 31, 2023, cash, cash equivalents and investments totaled €72.0 million compared to €190.3 million on December 31, 2022. Based on our current operating plan and assumptions, we anticipate that our liquidity will support operations into H2 2025.

Net cash used in operating activities for the year ended December 31, 2023, was €110.3 million compared to €104.9 million for the year ended December 31, 2022.

Total revenue for the year ended December 31, 2023, was €8.3 million compared with €41.4 million for the year ended December 31, 2022. Revenue in 2022 and 2023 predominantly relates to the Roivant and Genentech collaborations for which we have now completed the work assigned to us under the respective collaboration agreements.

Research and development expenses for the year ended December 31, 2023, were €95.0 million compared to €98.8 million in 2022.

General and administrative expenses for the year ended December 31, 2023, were €24.7 million compared to €32.1 million for the year ended December 31, 2022. The decrease was due to a decline in legal, consulting and insurance expenses, as well as share-based payment expenses.

Net finance income/costs for the year ended December 31, 2023, were €0.7 million compared to €2.1 million for the year ended December 31, 2022. Net finance income/costs are largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year.

The weighted number of common shares outstanding for the year ended December 31, 2023, was 14.9 million, adjusted to reflect the impact of the reverse stock split executed in the first quarter of 2024.

Net loss for the year ended December 31, 2023, was €105.9 million, or €7.09 loss per common share compared with a net loss of €86.0 million, or €6.04 loss per common share, for the year ended December 31, 2022.

Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2023, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on March 28, 2024, at 8:30 a.m. EDT / 13:30 CET to discuss full year 2023 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link:

https://register.vevent.com/register/BI43eadbb12f6143a5bdcb2c9549ef2e76, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its corporate restructuring, the associated headcount reduction and the impact this may have on Company’s anticipated savings and total costs and expenses, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s Allo-NK NK cells and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V. Consolidated statements of comprehensive loss (in € thousand)

	2023	2022	2021
Revenue	8,275	41,353	40,366
Other income and expenses – net	4,697	1,417	1,310
Research and development expenses	(94,958)	(98,814)	(81,488)
General and administrative expenses	(24,675)	(32,075)	(24,218)

Operating loss	(106,661)	(88,119)	(64,030)
Finance income / (costs) – net	726	2,117	6,509

Loss before tax	(105,935)	(86,002)	(57,521)
Income taxes	(3)	(2)	(2)

Loss for the period	(105,938)	(86,004)	(57,523)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	0	(6,047)	(7,693)

Other comprehensive loss	0	(6,047)	(7,693)

Total comprehensive loss	(105,938)	(92,051)	(65,216)

Basic and diluted loss per share in € per share (undiluted = diluted)	(7.09)	(6.04)	(4.81)
Weighted number of common shares outstanding	14,939,916	14,236,229	11,950,238

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	25	58
Leasehold improvements and equipment	4,905	3,823
Right-of-use assets	8,039	561

	12,969	4,442
Current assets
Cash and cash equivalents	38,529	190,286
Investments	33,518	0
Other financial assets	851	0
Trade and other receivables	5,327	2,697
Inventories	463	628
Other assets and prepaid expenses	5,500	2,459

	84,188	196,070
TOTAL ASSETS	97,157	200,512
EQUITY AND LIABILITIES
Equity
Issued capital	1,500	1,493
Capital reserves	593,666	582,843
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(536,128)	(430,190)

Total equity	57,807	152,915
Non current liabilities
Borrowings	6,319	11,687
Contract liabilities	464	1,083
Lease liabilities	6,660	176

Total non-current liabilities	13,443	12,946
Current liabilities
Trade and other payables	18,916	19,077
Borrowings	5,833	5,930
Lease liabilities	539	396
Contract liabilities	619	9,248

Total current liabilities	25,907	34,651
TOTAL EQUITY AND LIABILITIES	97,157	200,512

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	2023	2022	2021
Cash flow from operating activities
Loss for the period	(105,938)	(86,004)	(57,523)
Adjustments for the period:
- Income taxes	3	2	2
- Depreciation and amortization	1,749	2,899	1,334
- Net gain from disposal of subsidiary	(4,339)	0	0
- Net loss on disposal of leasehold improvements and equipment	82	0	0
- Share-based payments	10,714	19,110	11,820
- Finance income / (costs) – net	(726)	(2,117)	(6,509)

	(98,455)	(66,110)	(50,876)
Change in trade and other receivables	1,093	2,113	(2,369)
Change in financial assets	(851)	0	0
Change in inventories	100	(207)	(175)
Change in other assets and prepaid expenses	(2,737)	1,075	(2,274)
Change in trade, other payables, provisions and contract liabilities	(9,766)	(41,048)	(29,990)

	(110,616)	(104,177)	(85,684)
Interest received	1,743	564	0
Paid interest	(1,393)	(1,277)	(905)
Paid income tax	(3)	(2)	(2)

Net cash used in operating activities	(110,269)	(104,892)	(86,591)

Cash flow from investing activities
Purchase of intangible assets	0	(37)	(1,654)
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets	(3,729)	(659)	(2,196)
Cash received from the sale of financial assets	938	6,301	0
Cash paid for investments in financial assets	(34,246)	0	0
Cash received from sale of subsidiary	978	0	0

Net cash (used)/generated in investing activities	(36,059)	5,605	(3,850)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	235	95,907	124,460
Transaction costs related to issue of common shares	(35)	(6,037)	(7,412)
Proceeds from borrowings	0	0	17,500
Transaction costs related to borrowings	0	0	(311)
Repayment of lease liabilities	(491)	(733)	(564)
Repayment of borrowings	(5,929)	(580)	(92)

Net cash (used)/generated in financing activities	(6,220)	88,557	133,581

Exchange rate related changes of cash and cash equivalents	791	3,386	7,636
Net changes to cash and cash equivalents	(152,548)	(10,730)	43,140
Cash and cash equivalents at the beginning of the period	190,286	197,630	146,854

Cash and cash equivalents at the end of the period	38,529	190,286	197,630

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993

Issue of common shares	240	114,197			114,437
Exercise of share-based payment awards	11	2,906			2,917
Equity-settled share-based payment awards		11,820			11,820
Loss for the period				(57,523)	(57,523)
Other comprehensive loss			(7,693)		(7,693)

Balance as of December 31, 2021	1,234	474,087	(5,973)	(333,397)	135,951

Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares	259	89,545			89,804
Exercise of share-based payment awards	0	101			101
Equity-settled share-based payment awards		19,110			19,110
Transfer of cumulative loss on sale of financial assets			10,789	(10,789)	0
Loss for the period				(86,004)	(86,004)
Other comprehensive loss			(6,047)		(6,047)

Balance as of December 31, 2022	1,493	582,843	(1,231)	(430,190)	152,915

Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Issue of common shares	7	109			116
Equity-settled share-based payment awards		10,714			10,714
Loss for the period				(105,938)	(105,938)

Balance as of December 31, 2023	1,500	593,666	(1,231)	(536,128)	57,807